UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. _3)*

Sutter Rock Capital Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86944Q100

(CUSIP Number)

November 6, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443628102	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Robert S. Birch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,123,996
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,123,996
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,123,996
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.69%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 443628102	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer

Sutter Rock Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices

One Sansome Street, Suite 730

San Francisco, CA 94104

Item 2.

(a)	Name of Person Filing

Robert S. Birch

(b)	Address of the Principal Office or, if none, residence

c/o Oppenheimber & Co Inc.

666 Third Avenue, 12th Floor

New York, NY 10017

(c)	Citizenship

U.S. Citizen

(d)	Title of Class of Securities

Common stock, $0.01 par value (the “Shares”)

(e)	CUSIP Number

86944Q100

Item 3.    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.    Ownership

The information in Items 1 and 5 through 11 on the cover page of this Schedule 13G is hereby incorporated by reference.

This statement relates to Shares held for the account of the Reporting Person and related persons and Shares held in client accounts. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares reported herein. The Reporting Person disclaims beneficial ownership of such Shares except to the extent of this pecuniary interest therein.

CUSIP No. 443628102	13G	Page 4 of 5

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 016230104	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2020
Date

ROBERT S. BIRCH
/s/ Robert S. Birch